Exhibit 99.3

1 November 12, 2026 Third Quarter 2026 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 0.17 Quarterly Dividend US$ 363 bn AuM 3Q’26 R$ Third Quarter 2026 Highlights Record quarterly Management Fees, Fee Related Earnings and Net Income , driven by inorganic and organic growth, as well as the Galeão indemnification unrealized gain in Net Income 280 mm Management Fees 3Q’26 + 39 % YoY R$ Net Income 3Q’26 FRE 3Q’26 R$ 107 mm Vinci Compass completed the acquisition of Navi's Real Estate platform, adding R$815 million in AuM predominantly held in perpetual and long - term lock - up vehicles Vinci Compass announced the launch of Vinci Permanent Capital Solutions with the acquisition of AustralRe , a leading independent reinsurance platform in Latin America , establishing a self - funding balance sheet to support growth across Latin America 184 mm R$ + 278 % YoY + 15 % YoY + 39 % YoY

Vinci Compass Announced the Launch of Vinci Permanent Capital Solutions with the Acquisition of AustralRe

Establishing a self-funding balance sheet to support Vinci Compass' growth across Latin America

Transaction Overview

Strategic Acquisition

Acquisition of a **scaled, profitable and well-capitalized reinsurance platform** in Latin America

Fully Integrated Platform

AustralRe joins Vinci Compass' ecosystem, launching our new business vertical, **Vinci Permanent Capital Solutions (VPCS)**, separate from the existing Asset Management division, **building a clear and transparent segregation between the asset-light and balance sheet businesses**

A Self-funding Platform

Growth in AustralRe's investable assets directly expands our internal balance sheet, supporting Vinci Compass in **seeding new strategies and scaling third-party fundraising organically**

Immediately Accretive

The transaction strengthens earnings growth with an **attractive double-digit accretion to Distributable Earnings per share**

Closing Timeline

Closing expected in the **first quarter of 2027**

AustralRe at a Glance

Leading Reinsurance Franchise
AustralRe is a leading independent reinsurance platform in Brazil, with operations across 16 countries in Latin America

Best-in-class Execution
Established track record of consistent growth, supported by disciplined underwriting and portfolio diversification

Broad Client Base
Strong relationships with leading insurers, supported by a customer-oriented and knowledge-driven approach

Proven Leadership
Experienced management team with deep industry expertise

AUSTRAL/Re

R$3.0 bn[1]	In gross written premiums, diversified across products and geographies
16 countries	Across LatAm
brAAA / A-	Local (S&P) and global (AM Best) ratings
R$1.8 bn[1]	In cash and investments
Since 2011	Established track record

4

See notes and definitions at end of document

VINCI COMPASS

5 Financial Highlights

Third Quarter 2026 Segment Earnings

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	Δ YoY(%)	3Q'25 YTD	3Q'26 YTD	Δ YoY(%)
Net revenue from management fees	201,539	252,191	279,956	39%	592,637	777,005	31%
Net revenue from advisory fees	25,384	9,047	19,372	(24)%	76,457	44,486	(42)%
Other revenues	11,404	11,190	11,873	4%	33,610	34,103	1%
Total Fee Related Revenues	**238,327**	**272,428**	**311,201**	**31%**	**702,704**	**855,594**	**22%**
Segment personnel expenses	(18,135)	(26,609)	(28,601)	58%	(58,942)	(79,941)	36%
Other G&A expenses	(14,185)	(19,085)	(20,085)	42%	(47,039)	(58,468)	24%
Placement fee amortization and rebates	(19,461)	(23,781)	(31,383)	61%	(58,268)	(75,987)	30%
Corporate center expenses	(73,083)	(75,927)	(79,644)	9%	(229,219)	(225,805)	(1)%
Bonus compensation related to management and advisory	(36,407)	(38,363)	(44,666)	23%	(101,278)	(123,601)	22%
Total Fee Related Expenses	**(161,271)**	**(183,765)**	**(204,380)**	**27%**	**(494,747)**	**(563,802)**	**14%**
FEE RELATED EARNINGS (FRE)	**77,056**	**88,663**	**106,821**	**39%**	**207,957**	**291,792**	**40%**
FRE margin (%)	*32.3%*	*32.5%*	*34.3%*		*29.6%*	*34.1%*	
FRE per share[1] (R$/share)	*1.22*	*1.35*	*1.61*	*32%*	*3.29*	*4.43*	*35%*
Net revenue from performance fees	2,986	7,345	2,440	(18)%	14,405	12,675	(12)%
Performance based compensation	(1,282)	(3,214)	(1,083)	(16)%	(6,315)	(5,568)	(12)%
PERFORMANCE RELATED EARNINGS (PRE)	**1,704**	**4,131**	**1,357**	**(20)%**	**8,091**	**7,107**	**(12)%**
PRE margin (%)	*57.1%*	*56.2%*	*55.6%*		*56.2%*	*56.1%*	
(+) Realized GP investment income	4,362	8,719	5,530	27%	22,223	20,342	(8)%
(+) Unrealized GP investment income	686	(7,564)	8,149	1,088%	(2,105)	(2,010)	(5)%
INVESTMENT RELATED EARNINGS (IRE)	**5,048**	**1,155**	**13,679**	**171%**	**20,118**	**18,332**	**(9)%**
(-) Unrealized performance fees	–	–	–	N/A	8,711	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	(3,083)	–	N/A
(-) Unrealized GP investment income	(686)	7,564	(8,149)	1,088%	2,105	2,010	(5)%
SEGMENT DISTRIBUTABLE EARNINGS	**83,122**	**101,513**	**113,708**	**37%**	**243,899**	**319,241**	**31%**
Segment DE margin (%)	*33.8%*	*35.2%*	*35.6%*		*32.6%*	*35.9%*	
(+) Depreciation and amortization	3,761	2,806	2,940	(22)%	9,901	8,511	(14)%
(+) Realized financial income	14,878	8,169	8,479	(43)%	51,105	26,038	(49)%
(-) Leasing expenses	(3,373)	(4,452)	(4,038)	20%	(10,853)	(12,381)	14%
(-) Other items[2]	(9,984)	(20,972)	(22,148)	122%	(44,746)	(64,154)	43%
(-) Non-operational expenses[3]	(133)	(1,828)	(278)	109%	(1,006)	(2,420)	141%
(-) Income taxes (excluding related to unrealized fees and income)	(15,312)	(15,629)	(18,476)	21%	(37,926)	(55,798)	47%
(-) Minority Interest[4]	–	(8,101)	(9,390)	N/A	–	(24,789)	N/A
DISTRIBUTABLE EARNINGS (DE)	**72,959**	**61,506**	**70,797**	**(3)%**	**210,374**	**194,248**	**(8)%**
DE margin (%)	*28.0%*	*20.7%*	*21.6%*		*26.3%*	*21.2%*	
DE per share (R$/share)[5]	*1.15*	*0.94*	*1.07*	*(7)%*	*3.32*	*2.95*	*(11)%*
(+) Non-operational expenses (including income tax effect)	133	1,811	196	47%	783	2,299	194%
ADJUSTED DISTRIBUTABLE EARNINGS[6]	**73,092**	**63,317**	**70,993**	**(3)%**	**211,157**	**196,547**	**(7)%**
Adjusted DE margin (%)	*28.1%*	*21.3%*	*21.7%*		*26.4%*	*21.5%*	
Adjusted DE per share[7] (R$/share)	*1.16*	*0.96*	*1.07*	*(7)%*	*3.34*	*2.99*	*(10)%*

6

See notes and definitions at end of document

VINCI COMPASS

Total Assets Under Management and Advisory

- Total assets under management and advisory (AuM[1]) of R$363.0 billion, up 15% year-over-year, driven by capital formation and appreciation across Global IP&S, Credit and Real Assets and the acquisitions of Verde, BACS and Navi
- R$3.8 billion in net inflows in the 3Q'26, mainly driven by Global IP&S, reversing the outflows recorded in the 2Q'26. Capital subscriptions were more moderate, as commitments to SPS IV and Lacan IV are expected to concentrate around their final closings during the 4Q'26
- Quarterly growth was partially offset by mark-to-market in Global IP&S amid volatility in global markets

Capital Formation & Appreciation 3Q'26 LTM



R$35.7 billion
67%
21%
12%
3%
(4)%
Global IP&S
Credit
Real Assets
Equities
Private Equity

AuM 3Q'26 vs 2Q'26 vs. 3Q'25 (R$bn)



316
361
363
16
12
15
33
241
14
15
15
43
274
14
16
16
43
273
3Q'25
2Q'26
3Q'26
Global IP&S
Credit
Equities
Real Assets
Private Equity

7

See notes and definitions at end of document

VINCI COMPASS

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$47.5 billion in the 3Q'26
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3]

- Gross accrued performance fees of R$114.1 million in the 3Q'26

Performance Eligible AUM



R$48 bn
23%
21%
21%
19%
16%

Gross Accrued Performance Fees



Private Equity
Credit
Equities
Global IP&S
Real Assets
R$114 mm
7%
41%
52%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the third quarter of 2026 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$46.5 million, Credit funds of R$60.0 million and Real Assets funds of R$5.9 million, as of the end of the third quarter of 2026, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Management fees were R$280.0 million in the 3Q'26, up 39% year-over-year. The increase was driven by inorganic growth from the Verde and BACS transactions and organic growth across Credit, Global IP&S and Real Assets

Advisory fees totaled R$19.4 million in the 3Q'26, down 24% year-over-year. Higher upfront fees from Third-Party Distribution Alternative, reflecting the timing of commitments, were offset by lower Corporate Advisory revenues amid subdued deal activity in a high-interest-rate environment and electoral uncertainty in Brazil

Fee Related Revenues of R$855.6 million in the 3Q'26 YTD, up 22% YoY. The growth was driven by Verde and BACS acquisitions and continued fundraising momentum across different countries and strategies



Fee Related Revenues 3Q'26 vs. 3Q'25
(R$mm)
+31%
238
11
25
202
311
12
19
280
3Q'25
3Q'26
Management fees
Advisory fees
Other revenues



Fee Related Revenues 3Q'26 YTD vs. 3Q'25 YTD
(R$mm)
+22%
703
34
76
593
856
34
44
777
3Q'25 YTD
3Q'26 YTD
Management fees
Advisory fees
Other revenues

9

VINCI COMPASS

Financial Metrics

3Q'26 overview

Fee Related Earnings (FRE)
of R$106.8 million and R$1.61/share

- FRE growth reflects inorganic growth and strong fundraising over the last twelve months with operating leverage. The FRE margin reached 34.3% or 35.5% excluding a non-recurring restructuring expense that is not adjusted in FRE

Performance Related Earnings (PRE)
of R$1.4 million and R$0.02/share

- Net performance fees recognized in Equities, Global IP&S and Credit segments

Investment Related Earnings (IRE)
of R$13.7 million and R$0.21/share

- Unrealized gains totaled R$8.1 million, up 1,088% year over year. The increase was primarily driven by positive markups in VCP IV within Private Equity, partially offset by a decrease in REITs' mark-to-market



Fee Related Earnings (FRE)
(R$mm)
32%
34%
+39%
77
107
1.22
1.61
3Q'25
3Q'26
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
57%
56%
(20)%
2
1
3Q'25
3Q'26
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
+171%
5
1
4
14
8
6
3Q'25
3Q'26
Realized GP Investment Income[1]
Unrealized GP Investment Income[1]

VINCI COMPASS

10

Financial Metrics

3Q'26 YTD overview

Fee Related Earnings (FRE)
of R$291.8 million and R$4.43/share

- Stronger management fees in the 3Q'26 YTD, supported by a combination of inorganic and organic growth, combined with operating leverage, drove FRE margin expansion from 30% to 34%

Performance Related Earnings (PRE)
of R$7.1 million and R$0.11/share

- Both periods recorded performance fees from liquid funds across Credit, Equities and Global IP&S, with performance fees in Equities slightly higher in the 3Q'25 YTD than in the 3Q'26 YTD due to stronger local stock market performance

Investment Related Earnings (IRE)
of R$18.3 million and R$0.28/share

- 3Q'25 YTD includes the realization of FIP Infra Transmissão during the 2Q'25 following the conclusion of the fund's investment cycle



Fee Related Earnings (FRE)
(R$mm)
30%
34%
+40%
208
292
3.29
4.43
3Q'25 YTD
3Q'26 YTD
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
56%
56%
(12)%
8
7
3Q'25 YTD
3Q'26 YTD
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
(9)%
20
18
22
20
(2)
(2)
3Q'25 YTD
3Q'26 YTD
Realized GP Investment Income[1]
Unrealized GP Investment Income[1]

VINCI COMPASS

11

Adjusted Distributable Earnings (Adj. DE)

Adj. DE in the 3Q'26 and in the 3Q'26 YTD was impacted by lower realized financial income as capital calls have transferred this capital to private funds from liquid funds. In addition, higher financial expenses within "Other Items" due to foreign exchange variations also affected the year-over-year comparison

Realized financial income decreased 43% year-over-year in the 3Q'26 and 49% year-over-year in the 3Q'26 YTD, as capital calls from IRE commitments reduced the cash position. Going forward, proprietary funds remain in the investment phase and are expected to continue drawing capital according to their capital call schedules

The Galeão indemnification increased Net Income by R$99 million as an unrealized gain in the 3Q'26. Upon realization, the same amount will contribute to Distributable Earnings in the 4Q'26

Adj. DE 3Q'26 vs. 3Q'25
(R$mm)



28%
(3)%
22%
73
71
1.16
1.07
3Q'25
3Q'26
Adj. DE per share
% Adj. DE margin

Adj. DE 3Q'26 YTD vs. 3Q'25 YTD
(R$mm)



26%
(7)%
21%
211
197
3.34
2.99
3Q'25 YTD
3Q'26 YTD
Adj. DE per share
% Adj. DE margin

12

See notes and definitions at end of document

VINCI COMPASS

13 22% 18% 16% 22% 15% 5% 3% Fair Value of Investments - IRE Commitment Balance Sheet Highlights & IRE Commitments 3Q'26 2Q'26 (IN R$ MILLIONS, UNLESS MENTIONED) 245.1 225.0 Cash and cash equivalents¹ 1,194.9 1,061.8 Net Investments 284.5 171.4 Liquid funds² 910.5 890.4 IRE Commitments³ (563.6) (561.7) Debt obligations 4 876.5 725.1 Net Cash and Investments 13.23 11.04 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$876.5 million in the 3Q’26, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 910.5 mm See notes and definitions at end of document 25% 24% 15% 15% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.5 billion

IRE Proprietary Fund Commitments

As of 3Q'26, Vinci Compass had R$1,497.7 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$984.5 million, representing 65.7% of the total capital committed to proprietary funds as of September 30, 2026

Fair Value of Investments account for R$910.5 million



Fair Value of Investments
(R$ mm)
890.4
20.8
(10.3)
(5.9)
15.4
910.5
2Q'26
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
3Q'26

Per share	R$13.56	R$13.74

IRE Commitments Overview

Total Capital Committed	**R$1,497.7** million
Total Capital Called	**R$984.5** million
Accum. Capital Returned	**R$271.3** million
Fair Value of Investments	**R$910.5** million

14

See notes and definitions at end of document

VINCI COMPASS

15 Segment Highlights

16 41% 24% 16% 16% 4% (1)% 39% 24% 19% 15% 5% (1)% Global IP&S Credit Real Assets Private Equity Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) 3Q’26 YTD by Segment Segment Distributable Earnings (DE) 3Q’26 YTD by Segment Fee Related Earnings (FRE) were R$291.8 million in the 3Q'26 YTD, with 41% of FRE coming from Global IP&S, Credit accounting for 24%, Private Equity and Real Assets with 16%, followed by Equities with 4% and Corporate Advisory accounting for negative 1% Segment Distributable Earnings (DE) were R$319.2 million in the 3Q'26 YTD, with 39% coming from Global IP&S, followed by Credit with 24%, Real Assets with 19%, Private Equity accounting for 15%, Equities for 5% and Corporate Advisory for negative 1% R$319 mm R$292 mm

Global Investment Products & Solutions (Global IP&S)

Management fees of R$110.2 million in the 3Q'26, up 72% year-over-year, driven by the acquisition of Verde and the fundraising momentum in TPD Liquid and Global Solutions over the last twelve months

Advisory fees of R$19.0 million in the 3Q'26, up 6% year-over-year and 169% quarter-over-quarter, coming from upfront fees[1] charged in TPD[2] Alternative strategy. These fees can vary significantly across quarters depending on the timing of commitments

AuM ended the 3Q'26 at R$273.3 billion, up 13% year-over-year and stable quarter-over-quarter. In the quarter, net inflows of R$3.6 billion, mainly in TPD Liquid and TPD Alternative, were offset by negative mark-to-market in TPD funds amid volatility in global markets

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	63,956	101,717	110,216	72%	189,272	315,766	67%
Net revenue from advisory fees	17,886	7,085	19,026	6%	57,960	40,079	(31)%
Other revenues	11,216	11,190	11,873	6%	33,049	34,103	3%
Total Fee Related Revenues	**93,058**	**119,992**	**141,116**	**52%**	**280,281**	**389,949**	**39%**
Segment personnel expenses	(5,265)	(11,040)	(12,526)	138%	(17,404)	(33,543)	93%
Other G&A expenses	(7,759)	(11,504)	(12,674)	63%	(23,185)	(35,860)	55%
Placement Fee Amortization and Rebates	(9,964)	(10,532)	(11,431)	15%	(29,086)	(32,164)	11%
Corporate center expenses	(38,349)	(36,694)	(39,988)	4%	(120,366)	(111,928)	(7)%
Bonus compensation related to management and advisory	(16,101)	(16,158)	(19,989)	24%	(41,118)	(55,473)	35%
Total Fee Related Expenses	**(77,438)**	**(85,929)**	**(96,609)**	**25%**	**(231,159)**	**(268,970)**	**16%**
FEE RELATED EARNINGS (FRE)	**15,620**	**34,062**	**44,507**	**185%**	**49,121**	**120,978**	**146%**
FRE Margin (%)	*16.8%*	*28.4%*	*31.5%*		*17.5%*	*31.0%*	
Net revenue from performance fees	211	1,320	294	39%	2,041	2,326	14%
Realized performance fees	*211*	*1,320*	*294*	*39%*	*2,041*	*2,326*	*14%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(60)	(566)	(133)	122%	(887)	(1,012)	14%
PERFORMANCE RELATED EARNINGS (PRE)	**151**	**754**	**160**	**6%**	**1,154**	**1,313**	**14%**
PRE Margin (%)	*71.6%*	*57.1%*	*54.4%*		*56.5%*	*56.4%*	
(+) Realized GP investment income	–	28	618	N/A	692	1,006	45%
(+) Unrealized GP investment income	565	(974)	868	54%	(124)	608	N/A
INVESTMENT RELATED EARNINGS (IRE)	**565**	**(946)**	**1,486**	**163%**	**568**	**1,614**	**184%**
(-) Unrealized GP investment income	(565)	974	(868)	54%	124	(608)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**15,771**	**34,844**	**45,286**	**187%**	**50,968**	**123,298**	**142%**
Segment DE Margin (%)	*16.9%*	*28.7%*	*31.9%*		*18.0%*	*31.4%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	239,978	272,544	271,939	13%	239,978	271,939	13%
AVERAGE FEE RATE (%)	0.13%	0.18%	0.19%		0.13%	0.18%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	191,957	224,689	224,554	17%	191,957	224,554	17%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.16%	0.22%	0.23%		0.16%	0.22%	



Global IP&S AUM
Breakdown by Strategy
Advisory & Execution
3%
Other
2%
Multi-strategy
5%
Separate Mandates
7%
Global
Solutions
7%
TPD Alternative
27%
TPD Liquid
49%
R$273 bn
AuM

17 See notes and definitions at end of document

VINCI COMPASS

Credit

Fee Related Earnings (FRE) in the 3Q'26 posted a 33% increase year-over-year, driven by inorganic growth, strong fundraising, capital deployment and portfolio appreciation across different strategies and countries

Capital formation and appreciation of R$7.5 billion over the last twelve months, reflecting the continued strength of our one-stop-shop credit platform across both local-to-local and cross-border strategies

Total AuM of R$43.2 billion, up 31% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	60,464	73,125	88,282	46%	167,800	223,979	33%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**60,464**	**73,125**	**88,282**	**46%**	**167,800**	**223,979**	**33%**
Segment personnel expenses	(6,195)	(7,218)	(7,712)	24%	(19,974)	(21,702)	9%
Other G&A expenses	(2,968)	(3,073)	(3,498)	18%	(8,719)	(10,084)	16%
Placement fee amortization and rebates	(7,744)	(10,919)	(17,445)	125%	(23,334)	(36,940)	58%
Corporate center expenses	(16,200)	(18,886)	(19,105)	18%	(50,531)	(54,297)	7%
Bonus compensation related to management and advisory	(6,798)	(10,001)	(13,156)	94%	(23,011)	(31,800)	38%
Total Fee Related Expenses	**(39,905)**	**(50,098)**	**(60,916)**	**53%**	**(125,568)**	**(154,824)**	**23%**
FEE RELATED EARNINGS (FRE)	20,559	23,028	27,365	33%	42,232	69,155	64%
FRE Margin (%)	*34.0%*	*31.5%*	*31.0%*		*25.2%*	*30.9%*	
Net revenue from performance fees	362	4,081	214	(41)%	4,884	4,456	(9)%
Realized performance fees	*362*	*4,081*	*214*	*(41)%*	*4,884*	*4,456*	*(9)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Performance based compensation	(152)	(1,782)	(90)	(41)%	(2,114)	(1,934)	(8)%
PERFORMANCE RELATED EARNINGS (PRE)	210	2,298	124	(41)%	2,771	2,521	(9)%
PRE Margin (%)	*57.9%*	*56.3%*	*57.9%*		*56.7%*	*56.6%*	
(+) Realized GP investment income	1,647	2,396	1,769	7%	4,940	5,815	18%
(+) Unrealized GP investment income	642	(246)	4,594	616%	9,378	3,524	(62)%
INVESTMENT RELATED EARNINGS (IRE)	2,289	2,150	6,363	178%	14,318	9,339	(35)%
(-) Unrealized GP investment income	(642)	246	(4,594)	616%	(9,378)	(3,524)	(62)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	22,416	27,722	29,258	31%	49,943	77,491	55%
Segment DE Margin (%)	*35.9%*	*34.8%*	*32.4%*		*28.1%*	*33.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	32,445	42,051	42,712	32%	32,445	42,712	32%
AVERAGE FEE RATE (%)	0.80%	0.77%	0.85%		0.77%	0.78%	



Credit AuM
Breakdown by Strategy
Diversified Private Credit 4%
Agribusiness 3%
Structured Credit & Confirming 8%
Opportunistic Capital Solutions 9%
Real Estate & Infrastructure Credit 10%
Hard Currency High Grade & High Yield 21%
Local Currency High Grade & High Yield 45%
R$43 bn AuM

VINCI COMPASS

18

Private Equity

Fee Related Earnings (FRE) of R$15.9 million in the 3Q'26 and R$47.2 million in the 3Q'26 YTD. The decrease in both periods reflects the combined impact of FX variation and lower management fees from funds entering divestment period

Unrealized GP investment income of R$9.9 million from the IRE commitment in VCP IV, reflecting the fund's strong early performance. Despite still in its deployment phase, VCP IV has already signed its first divestment, contributing to the unrealized gain and marking an important milestone in its value-creation cycle

AuM ended the 3Q'26 at R$14.0 billion, down 1% quarter-over-quarter. The quarter reflected the mark-to-market of a VCP III portfolio company listed on the NYSE, following the fluctuation of the stock price amid global market volatility

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	31,087	27,290	27,053	(13)%	93,092	82,360	(12)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**31,087**	**27,290**	**27,053**	**(13)%**	**93,092**	**82,360**	**(12)%**
Segment personnel expenses	(1,276)	(1,395)	(1,459)	14%	(3,622)	(4,145)	14%
Other G&A expenses	(703)	(1,312)	(640)	(9)%	(2,894)	(2,255)	(22)%
Placement fee amortization and rebates	(359)	(352)	(353)	(2)%	(1,089)	(1,061)	(3)%
Corporate center expenses	(6,023)	(6,229)	(5,713)	(5)%	(18,573)	(17,632)	(5)%
Bonus compensation related to management and advisory	(3,743)	(3,752)	(2,941)	(21)%	(10,877)	(10,095)	(7)%
Total Fee Related Expenses	**(12,104)**	**(13,040)**	**(11,106)**	**(8)%**	**(37,054)**	**(35,187)**	**(5)%**
FEE RELATED EARNINGS (FRE)	**18,983**	**14,250**	**15,947**	**(16)%**	**56,038**	**47,173**	**(16)%**
FRE Margin (%)	*61.1%*	*52.2%*	*58.9%*		*60.2%*	*57.3%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	61	737	58	(5)%	1,753	795	(55)%
(+) Unrealized GP investment income	(1,943)	(2,253)	9,872	N/A	(13,485)	7,214	N/A
INVESTMENT RELATED EARNINGS (IRE)	**(1,882)**	**(1,516)**	**9,929**	**N/A**	**(11,732)**	**8,008**	**N/A**
(-) Unrealized GP investment income	1,943	2,253	(9,872)	N/A	13,485	(7,214)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**19,044**	**14,988**	**16,005**	**(16)%**	**57,791**	**47,969**	**(17)%**
Segment DE Margin (%)	*61.1%*	*53.5%*	*59.0%*		*60.9%*	*57.7%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	12,607	11,524	11,399	(10)%	12,607	11,399	(10)%
AVERAGE FEE RATE (%)	1.05%	0.98%	1.01%		1.02%	0.98%	



Private Equity AuM
Breakdown by Flagship
Other
3%
VIR IV
7%
VCP II
13%
R$14 bn
AuM
VCP III
54%
VCP IV
23%

19

VINCI COMPASS

Equities

Fee Related Revenues of R$21.6 million in the 3Q'26, up 26% YoY. The growth was driven by inorganic growth and portfolio appreciation over the last twelve months

Equities AuM grew 5% in the quarter, reflecting capital formation in Chilean funds and portfolio appreciation in Brazilian funds, supported by the local stock market appreciation during the 3Q'26

Total AuM of R$16.3 billion, up 12% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	17,098	21,091	21,595	26%	54,578	64,042	17%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**17,098**	**21,091**	**21,595**	**26%**	**54,578**	**64,042**	**17%**
Segment personnel expenses	(1,662)	(3,302)	(3,400)	105%	(6,900)	(9,708)	41%
Other G&A expenses	(1,349)	(1,892)	(1,460)	8%	(4,968)	(5,364)	8%
Placement fee amortization and rebates	(1,187)	(1,751)	(1,927)	62%	(4,140)	(5,141)	24%
Corporate center expenses	(4,931)	(6,430)	(6,841)	39%	(16,622)	(19,596)	18%
Bonus compensation related to management and advisory	(2,771)	(3,861)	(4,203)	52%	(7,934)	(12,272)	55%
Total Fee Related Expenses	**(11,900)**	**(17,236)**	**(17,831)**	**50%**	**(40,564)**	**(52,081)**	**28%**
FEE RELATED EARNINGS (FRE)	5,197	3,855	3,764	(28)%	14,014	11,961	(15)%
FRE Margin (%)	*30.4%*	*18.3%*	*17.4%*		*25.7%*	*18.7%*	
Net revenue from performance fees	2,412	1,943	1,932	(20)%	7,478	5,892	(21)%
Realized performance fees	*2,412*	*1,943*	*1,932*	*(20)%*	*7,478*	*5,892*	*(21)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(1,069)	(866)	(860)	(20)%	(3,281)	(2,622)	(20)%
PERFORMANCE RELATED EARNINGS (PRE)	1,343	1,078	1,073	(20)%	4,197	3,272	(22)%
PRE Margin (%)	*55.7%*	*55.5%*	*55.5%*		*56.1%*	*55.5%*	
(+) Realized GP investment income	–	–	–	N/A	–	–	N/A
(+) Unrealized GP investment income	1,285	–	–	(100)%	5,075	–	(100)%
INVESTMENT RELATED EARNINGS (IRE)	1,285	–	–	(100)%	5,075	–	(100)%
(-) Unrealized GP investment income	(1,285)	–	–	(100)%	(5,075)	–	(100)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	6,540	4,933	4,836	(26)%	18,212	15,232	(16)%
Segment DE Margin (%)	*33.5%*	*21.4%*	*20.6%*		*29.3%*	*21.8%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,494	15,444	16,235	12%	14,494	16,235	12%
AVERAGE FEE RATE (%)	0.48%	0.56%	0.57%		0.51%	0.57%	



Equities AuM
Breakdown by Strategy
Argentina 2%
LatAm 2%
Global 2%
Mexico 3%
Chile 18%
R$16 bn AuM
Brazil 73%

20

VINCI COMPASS

Real Assets

Management fees in the 3Q'26 increased 13% year-over-year, supported by fundraising in Forestry, including new commitments in Lacan IV and the related catch-up fees in the 3Q'26, as well as the one-month contribution from Navi

FRE increased 11% in the 3Q'26 YTD, despite the VICC catch-up fees in the 2Q'25, benefiting from higher management fees and a more normalized expense base, as the 3Q'25 YTD included non-recurring consulting and project-related expenses

Total AuM of R$16.1 billion, up 34% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	28,934	28,968	32,810	13%	87,895	90,858	3%
Net revenue from advisory fees	2,167	519	346	(84)%	4,489	1,325	(70)%
Other revenues	188	–	–	N/A	561	–	N/A
Total Fee Related Revenues	**31,288**	**29,487**	**33,155**	**6%**	**92,945**	**92,182**	**(1)%**
Segment personnel expenses	(2,944)	(2,879)	(2,828)	(4)%	(8,985)	(8,646)	(4)%
Other G&A expenses	(1,312)	(1,053)	(1,666)	27%	(6,762)	(4,383)	(35)%
Placement fee amortization and rebates	(207)	(227)	(227)	10%	(620)	(681)	10%
Corporate center expenses	(6,518)	(6,379)	(6,679)	2%	(20,160)	(18,597)	(8)%
Bonus compensation related to management and advisory	(5,415)	(4,358)	(4,319)	(20)%	(14,328)	(13,210)	(8)%
Total Fee Related Expenses	**(16,396)**	**(14,894)**	**(15,719)**	**(4)%**	**(50,854)**	**(45,514)**	**(10)%**
FEE RELATED EARNINGS (FRE)	14,892	14,593	17,436	17%	42,091	46,668	11%
FRE Margin (%)	*47.6%*	*49.5%*	*52.6%*		*45.3%*	*50.6%*	
Net revenue from performance fees	1	1	–	N/A	2	1	(58)%
Realized performance fees	*1*	*1*	–	N/A	*8,714*	*1*	*(100)%*
Unrealized performance fees	–	–	–	N/A	*(8,711)*	–	N/A
Performance based compensation	(1)	–	–	N/A	(33)	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	1	1	–	(100)%	(30)	1	N/A
PRE Margin (%)	*55.8%*	*100.0%*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	2,654	5,558	3,085	16%	14,838	12,726	(14)%
(+) Unrealized GP investment income	137	(4,091)	(7,185)	N/A	(2,949)	(13,356)	353%
INVESTMENT RELATED EARNINGS (IRE)	2,791	1,467	(4,100)	N/A	11,889	(630)	N/A
(-) Unrealized GP investment income	(137)	4,091	7,185	N/A	2,949	13,356	353%
(-) Unrealized performance fees	–	–	–	N/A	8,711	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	(3,083)	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	17,547	20,151	20,522	17%	62,528	59,395	(5)%
Segment DE Margin (%)	*51.7%*	*57.5%*	*56.6%*		*53.7%*	*56.6%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	11,976	12,473	13,545	13%	11,976	13,545	13%
AVERAGE FEE RATE (%)	1.01%	0.97%	1.07%		1.04%	1.01%	

Real Assets AuM Breakdown by Strategy



R$16 bn AuM
Forestry
14%
Infrastructure
43%
Real Estate
43%

21

VINCI COMPASS

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled negative R$2.2 million in the 3Q'26

In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, the Corporate Advisory team is working on an extensive pipeline of opportunities for the coming quarters

(R$ THOUSANDS, UNLESS MENTIONED)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	5,332	1,443	–	(100)%	14,009	3,082	(78)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**5,332**	**1,443**	**–**	**(100)%**	**14,009**	**3,082**	**(78)%**
Segment personnel expenses	(793)	(775)	(676)	(15)%	(2,057)	(2,197)	7%
Other G&A expenses	(94)	(251)	(147)	57%	(511)	(522)	2%
Placement fee amortization and rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(1,063)	(1,309)	(1,318)	24%	(2,967)	(3,755)	27%
Bonus compensation related to management and advisory	(1,578)	(233)	(58)	(96)%	(4,012)	(751)	(81)%
Total Fee Related Expenses	**(3,528)**	**(2,568)**	**(2,199)**	**(38)%**	**(9,548)**	**(7,226)**	**(24)%**
FEE RELATED EARNINGS (FRE)	1,804	(1,125)	(2,199)	N/A	4,461	(4,144)	N/A
FRE Margin (%)	*33.8%*	*(78.0)%*	*N/A*		*31.8%*	*(134.5)%*	
SEGMENT DISTRIBUTABLE EARNINGS	1,804	(1,125)	(2,199)	N/A	4,461	(4,144)	N/A
Segment DE Margin (%)	*33.8%*	*(78.0)%*	*N/A*		*31.8%*	*(134.5)%*	

22

VINCI COMPASS

23 Supplement Details

AuM[1] Rollforward

For the Three Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**273,965**	**42,503**	**14,170**	**15,490**	**15,066**	**361,195**
(+/-) Capital Subscription / (Capital Return)	(17)	(204)	(2)	–	129	(93)
(+) Capital Subscription	*–*	*220*	*–*	*–*	*267*	*487*
(-) Capital Return	*(17)*	*(424)*	*(2)*	*–*	*(137)*	*(580)*
(+) Acquisitions	–	–	–	–	815	815
(+/-) Net Inflow / Outflow	*3,613*	*80*	*–*	*147*	*(32)*	*3,808*
(+/-) FX Variation	*196*	*24*	*2*	*3*	*3*	*229*
(+/-) Appreciation / (Depreciation)	*(4,446)*	*784*	*(126)*	*654*	*162*	*(2,971)*
Ending balance	**273,312**	**43,187**	**14,045**	**16,295**	**16,143**	**362,981**

For the Twelve Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**241,217**	**32,882**	**15,548**	**14,542**	**12,071**	**316,259**
(+/-) Capital Subscription / (Capital Return)	218	6	(183)	–	2,708	2,749
(+) Capital Subscription	*241*	*1,048*	*–*	*–*	*3,373*	*4,662*
(-) Capital Return	*(23)*	*(1,041)*	*(183)*	*–*	*(666)*	*(1,913)*
(+) Acquisitions	14,458	4,495	–	651	815	20,418
(+/-) Net Inflow / Outflow	*5,856*	*3,549*	*–*	*(1,094)*	*(44)*	*8,267*
(+/-) FX Variation	*(6,394)*	*(674)*	*(51)*	*(145)*	*(195)*	*(7,459)*
(+/-) Appreciation / (Depreciation)	*17,956*	*2,929*	*(1,269)*	*2,341*	*789*	*22,746*
Ending balance	**273,312**	**43,187**	**14,045**	**16,295**	**16,143**	**362,981**

24

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**272,544**	**42,051**	**11,524**	**15,444**	**12,473**	**354,036**
(+/-) Capital Subscription / (Capital Return)	(17)	(220)	(2)	–	118	(121)
(+) Capital Subscription	*–*	*204*	*–*	*–*	*255*	*459*
(-) Capital Return	*(17)*	*(424)*	*(2)*	*–*	*(137)*	*(580)*
(+) Acquisitions	–	–	–	–	815	815
(+/-) Net Inflow / Outflow	*3,299*	*83*	*–*	*125*	*(32)*	*3,475*
(+/-) FX Variation	*196*	*23*	*1*	*3*	*1*	*225*
(+/-) Appreciation / (Depreciation)	*(4,083)*	*775*	*(125)*	*662*	*170*	*(2,600)*
Ending balance	**271,939**	**42,712**	**11,399**	**16,235**	**13,545**	**355,830**

For the Twelve Months Ended September 30, 2026

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**239,978**	**32,445**	**12,607**	**14,494**	**11,976**	**311,499**
(+/-) Capital Subscription / (Capital Return)	218	(10)	(183)	–	22	48
(+) Capital Subscription	*241*	*1,032*	*–*	*–*	*688*	*1,961*
(-) Capital Return	*(23)*	*(1,041)*	*(183)*	*–*	*(666)*	*(1,913)*
(+) Acquisitions	14,458	4,495	–	651	815	20,418
(+/-) Net Inflow / Outflow	*5,397*	*3,398*	*–*	*(1,114)*	*(44)*	*7,638*
(+/-) FX Variation	*(6,376)*	*(660)*	*(43)*	*(145)*	*(34)*	*(7,257)*
(+/-) Appreciation / (Depreciation)	*18,264*	*3,044*	*(983)*	*2,349*	*810*	*23,484*
Ending balance	**271,939**	**42,712**	**11,399**	**16,235**	**13,545**	**355,830**

25

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	3Q'26	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	215.8	4.0%	5.2%	10.1%	28.7%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	914.1	5.9%	13.6%	19.4%	33.5%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	348.0	5.0%	12.1%	21.1%	36.7%	IBOV	IBOV
Compass CRECE+	Equities	254.1	(1.2)%	8.6%	12.9%	42.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	317.8	(10.1)%	(5.5)%	59.9%	68.1%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,873.6	1.4%	0.8%	16.6%	70.1%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	627.7	4.6%	10.4%	14.0%	23.4%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	468.5	6.0%	11.2%	14.5%	25.2%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	290.5	3.3%	9.6%	13.9%	25.9%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,156.9	(2.0)%	0.7%	1.9%	9.3%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,834.4	(1.2)%	3.2%	4.8%	11.5%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,991.0	1.7%	5.3%	7.4%	15.2%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	1,793.3	3.4%	10.6%	14.5%	30.4%	CDI	N/A
Compass Yield 30	Credit	2,081.6	3.7%	11.6%	15.7%	30.9%	CDI	CDI
Compass Deuda Plus	Credit	551.0	1.1%	4.8%	6.0%	13.1%	N/A	N/A
Compass Renta Fija-B	Credit	726.2	(0.7)%	0.1%	0.9%	5.8%	CEMBI Broad Div	N/A

Benchmark	3Q'26	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	2.3%	9.8%	12.7%	27.4%
IBOV[6]	8.3%	15.6%	27.4%	41.4%
S&P/BMV IPC[7]	(3.7)%	1.8%	5.3%	31.1%
S&P MERVAL[8]	(11.0)%	(7.6)%	59.0%	66.1%
CDI[9]	3.4%	10.5%	14.5%	29.7%
IPCA	0.6%	4.0%	4.6%	10.0%
CEMBI Broad Div[10]	(2.3)%	1.0%	2.3%	8.9%
CEMBI Broad Div HY[11]	(1.6)%	3.6%	5.2%	12.3%
PIP Cetes 28D[12]	1.6%	5.1%	7.3%	17.3%

26

See notes and definitions at end of document

VINCI COMPASS

27 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document 24 M 12 M YTD 3Q’26 Benchmark 29.7% 14.5% 10.5% 3.4% CDI 2 25.4% 14.8% 11.4% 4.6% IMA - B 5 3 10.0% 4.6% 4.0% 0.6% IPCA 4 13.6% 4.6% (0.5)% (2.0)% IFIX 5 Hurdle Rate Market Comparison 24 M 12 M YTD 3Q’26 NAV¹ (R$ millions) Segment Fund or Strategy CDI CDI 26.1% 13.0% 9.4% 3.1% 36.1 Global IP&S Vinci Multiestratégia FIM CDI CDI 24.2% 11.1% 8.0% 3.3% 94.6 Global IP&S Atlas Strategy IMA - B 5 IMA - B 5 26.1% 14.2% 10.6% 3.1% 575.9 Global IP&S Vinci Valorem FIM N/A IPCA 21.0% 11.8% 8.8% 2.9% 489.0 Global IP&S Equilibrio Strategy IPCA + 6% IFIX 14.2% 2.1% 1.3% (0.1)% 2,969.3 Real Assets (listed REIT) VISC11 IPCA + 6% IFIX 33.0% 15.0% 0.0% 1.2% 1,385.5 Real Assets (listed REIT) VILG11 IPCA + 6% IFIX 7.1% (6.3)% (9.0)% (6.3)% 351.3 Real Assets (listed REIT) VINO11 IPCA + 6% IFIX (0.1)% 12.6% 13.7% 0.0% 62.8 Real Assets (listed REIT) VIUR11 IPCA + X% IFIX 23.6% 19.9% 14.3% 7.9% 131.0 Real Assets (listed REIT) VCRI11 CDI + 1% IFIX 6.7% 2.8% 2.3% 2.1% 402.8 Real Assets (REIT) VICA11 IFIX IFIX 14.9% 5.4% 0.1% (1.5)% 28.3 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP N/A N/A (7.6)% 37.8% 12.9% (3.2)% 420.7 Real Assets (listed REIT) VIGT11

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	54	5,184	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,105	2,037	1,601	3,638	1.7x	1.0x	7.3%	(0.6%)
VCP III	Private Equity	2018	4,000	2,583	320	4,424	4,743	1.8x	1.7x	14.6%	12.7%
VCP IV	Private Equity	2022	3,879	1,177	–	1,595	1,595	1.3x	1.4x	33.2%	38.1%
VCP Strategy[2]	Private Equity		11,494	7,071	7,488	7,673	15,161	2.1x	2.0x	64.5%	70.2%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	294	20	314	2.3x	1.8x	19.9%	13.4%
VIR IV	Private Equity	2020	1,000	744	195	962	1,157	1.6x	1.7x	20.4%	22.7%
VIR Strategy[4]	Private Equity		1,276	891	515	982	1,497	1.7x	1.7x	20.8%	26.2%
SPS I	Credit	2018	128	207	361	17	378	2.3x	1.8x	25.4%	19.1%
SPS II	Credit	2020	671	1,091	1,251	566	1,817	2.1x	2.2x	22.2%	22.8%
SPS III	Credit	2021	1,071	1,913	1,169	1,600	2,769	2.4x	2.5x	23.7%	24.0%
SPS IV	Credit	2025	1,592	469	17	537	554	1.8x	1.8x	24.7%	30.3%
SPS Strategy[5]	Credit		3,462	3,680	2,797	2,720	5,517	2.1x	2.2x	23.3%	22.9%
MAV I	Credit	2022	165	165	194	60	254	1.5x	1.5x	19.4%	21.7%
MAV II	Credit	2023	205	205	81	205	286	1.4x	1.6x	19.5%	17.1%
MAV III	Credit	2025	220	193	31	197	228	1.2x	1.2x	20.8%	28.1%
MAV IV	Credit	2026	313	313	18	313	331	1.1x	1.0x	N.M.	N.M.
MAV Strategy[6]	Credit		903	876	324	774	1,099	1.3x	1.3x	19.9%	22.2%
Lacan Florestal I	Real Assets	2012	253	253	255	315	570	2.3x	1.3x	10.4%	2.8%
Lacan Florestal II	Real Assets	2016	356	356	125	554	679	1.9x	1.5x	9.9%	5.7%
Lacan Florestal III	Real Assets	2020	502	465	–	646	646	1.4x	1.4x	10.2%	9.5%
Lacan Florestal IV	Real Assets	2023	574	216	–	275	275	1.3x	1.4x	18.2%	22.9%
Lacan Strategy[7]	Real Assets		1,686	1,290	380	1,790	2,170	1.7x	1.4x	12.8%	6.3%
FIP Transmissão[8]	Real Assets	2017	211	104	367	9	375	3.6x	2.7x	55.5%	40.4%
VIAS[9]	Real Assets	2021	386	350	–	528	528	1.5x	1.5x	13.7%	13.1%
VICC[10]	Real Assets	2022	1,784	151	–	169	169	1.1x	1.2x	7.7%	14.2%
VFDL[11]	Real Assets	2021	422	353	60	393	453	1.3x	1.3x	8.7%	8.6%
Vinci Credit Infra[12]	Credit	2022	1,998	1,483	107	1,703	1,810	1.2x	1.3x	N.M.	N.M.

28

See notes and definitions at end of document

VINCI COMPASS

29 See notes and definitions at end of document Shareholder Dividends & Share Summary 3Q’26 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 ($ in thousands) 70,993 63,317 62,237 81,288 73,092 75,759 62,306 73,946 Adjusted Distributable Earnings (R$) 12,767 12,424 12,702 15,605 13,645 13,964 11,027 12,804 Adjusted Distributable Earnings (US$)¹ 0.19 0.19 0.19 0.24 0.22 0.22 0.17 0.20 Adjusted DE per Common Share (US$)² 0.17 0.17 0.17 0.17 0.15 0.15 0.15 0.15 Actual Dividend per Common Share (US$)³ 3Q’26 2Q’26 1Q’26 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 VINP Shares Shares Repurchased - - - - - 173,762 683,148 607,643 # of Shares - - - - - 9.47 10.07 10.28 Average Cost (US$/share) - - - - - 1,645,210 6,879,698 6,246,577 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 51,807,281 51,184,744 50,955,859 50,955,859 48,778,420 48,778,420 48,896,968 49,580,116 Class A⁴ 66,273,520 65,650,983 65,422,098 65,422,098 63,244,659 63,244,659 63,363,207 64,046,355 Common Shares Vinci Compass generated R$1.07 or US$0.19¹ of Adjusted Distributable Earnings per common share² for the 3Q’26. The company de cla red a quarterly dividend of US$0.17 per common share to record holders as of November 27, 2026; payable on December 11, 2026.

30 Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	Δ YoY (%)	3Q'25 YTD	3Q'26 YTD	Δ YoY (%)
REVENUES							
Net revenue from management fees	201,539	252,191	279,956	39%	592,637	777,005	31%
Net revenue from performance fees	2,986	7,345	2,440	(18)%	14,405	12,675	(12)%
Realized performance fees	*2,986*	*7,345*	*2,440*	*(18)%*	*23,117*	*12,675*	*(45)%*
Unrealized performance fees	*–*	*–*	*–*	*N/A*	*(8,711)*	*–*	*N/A*
Net revenue from advisory	25,384	9,047	19,372	(24)%	76,457	44,486	(42)%
Other revenues	11,404	11,190	11,873	4%	33,610	34,103	1%
Total net revenues from services rendered	**241,313**	**279,773**	**313,641**	**30%**	**717,109**	**868,269**	**21%**
OPERATING EXPENSES							
Bonus related to management and advisory	(36,407)	(38,363)	(44,666)	23%	(101,278)	(123,601)	22%
Performance based compensation	(1,282)	(3,214)	(1,083)	(16)%	(6,315)	(5,568)	(12)%
Realized	*(1,282)*	*(3,214)*	*(1,083)*	*(16)%*	*(9,398)*	*(5,568)*	*(41)%*
Unrealized	*–*	*–*	*–*	*N/A*	*3,083*	*–*	*N/A*
Total compensation and benefits	**(37,689)**	**(41,577)**	**(45,749)**	**21%**	**(107,593)**	**(129,169)**	**20%**
Segment personnel expenses	(18,135)	(26,609)	(28,601)	58%	(58,942)	(79,941)	36%
Other general and administrative expenses	(14,185)	(19,085)	(20,085)	42%	(47,039)	(58,468)	24%
Placement fee amortization and rebates	(19,461)	(23,781)	(31,383)	61%	(58,268)	(75,987)	30%
Corporate center expenses	(73,083)	(75,927)	(79,644)	9%	(229,219)	(225,805)	(1)%
Total expenses	**(162,553)**	**(186,979)**	**(205,463)**	**26%**	**(501,061)**	**(569,370)**	**14%**
Operating profit	**78,760**	**92,794**	**108,178**	**37%**	**216,048**	**298,899**	**38%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	5,048	1,155	13,679	171%	20,118	18,332	(9)%
Realized gain from GP investment income	*4,362*	*8,719*	*5,530*	*27%*	*22,223*	*20,342*	*(8)%*
Unrealized gain from GP investment income	*686*	*(7,564)*	*8,149*	*1,088%*	*(2,105)*	*(2,010)*	*(5)%*
Financial income	14,878	8,169	8,479	(43)%	51,105	26,038	(49)%
Realized gain from financial income	*14,878*	*8,169*	*8,479*	*(43)%*	*51,105*	*26,038*	*(49)%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(3,373)	(4,452)	(4,038)	20%	(10,853)	(12,381)	14%
Other items[1]	(25,839)	(11,460)	85,884	N/A	(35,462)	116,813	N/A
Equity gain (loss)	3,609	262	2,241	(38)%	(2,588)	3,388	N/A
Equity-based compensation	(8,101)	(8,492)	(5,794)	(28)%	(20,098)	(20,039)	(0)%
Management contract amortization[2]	(3,692)	(5,286)	(6,193)	68%	(10,033)	(17,075)	70%
Non-operational expenses[3]	(133)	(1,828)	(278)	109%	(1,006)	(2,420)	141%
Total Other Items	**(17,603)**	**(21,932)**	**93,980**	**N/A**	**(8,817)**	**112,656**	**N/A**
Profit before income taxes	**61,157**	**70,862**	**202,158**	**231%**	**207,230**	**411,555**	**99%**
(-) Income taxes[4]	(12,598)	(18,299)	(18,578)	47%	(35,970)	(66,074)	84%
NET INCOME	**48,559**	**52,563**	**183,580**	**278%**	**171,260**	**345,481**	**102%**
(+) Non-operational expenses (including income tax effect)	133	1,811	196	47%	783	2,299	194%
(-) Contingent consideration adjustment related to acquisitions[5]	10,753	(8,681)	(3,782)	N/A	(8,239)	(48,008)	483%
(+) OCI adjustment[6]	–	2,019	(7,299)	N/A	–	(28,287)	N/A
ADJUSTED NET INCOME	**59,445**	**47,711**	**172,695**	**191%**	**163,805**	**271,484**	**66%**
Attributable to the shareholders of the parent company	60,132	42,965	164,663	174%	165,923	252,387	52%
Attributable to non-controlling interests	(687)	4,746	8,032	N/A	(2,118)	19,097	N/A

31

See notes and definitions at end of document

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'25	2Q'26	3Q'26	3Q'25 YTD	3Q'26 YTD
OPERATING PROFIT	**78,760**	**92,794**	**108,178**	**216,048**	**298,899**
(-) Net revenue from realized performance fees	(2,986)	(7,345)	(2,440)	(23,117)	(12,675)
(-) Net revenue from unrealized performance fees	–	–	–	8,711	–
(+) Compensation allocated in relation to performance fees	1,282	3,214	1,083	6,315	5,568
FEE RELATED EARNINGS (FRE)	**77,056**	**88,663**	**106,821**	**207,957**	**291,792**
OPERATING PROFIT	**78,760**	**92,794**	**108,178**	**216,048**	**298,899**
(-) Net revenue from management fees	(201,539)	(252,191)	(279,956)	(592,637)	(777,005)
(-) Net revenue from advisory	(25,384)	(9,047)	(19,372)	(76,457)	(44,486)
(-) Other revenues	(11,404)	(11,190)	(11,873)	(33,610)	(34,103)
(+) Bonus related to management and advisory	36,407	38,363	44,666	101,278	123,601
(+) Personnel expenses	18,135	26,609	28,601	58,942	79,941
(+) Other general and administrative expenses	14,185	19,085	20,085	47,039	58,468
(+) Placement fee amortization and rebates	19,461	23,781	31,383	58,268	75,987
(+) Corporate center expenses	73,083	75,927	79,644	229,219	225,805
PERFORMANCE RELATED EARNINGS (PRE)	**1,704**	**4,131**	**1,357**	**8,091**	**7,107**
OPERATING PROFIT	**78,760**	**92,794**	**108,178**	**216,048**	**298,899**
(-) Net revenue from unrealized performance fees	–	–	–	8,711	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(3,083)	–
(+) Realized gain from GP investment income	4,362	8,719	5,530	22,223	20,342
SEGMENT DISTRIBUTABLE EARNINGS	**83,122**	**101,513**	**113,708**	**243,899**	**319,241**
NET INCOME	**48,559**	**52,563**	**183,580**	**171,260**	**345,481**
(-) Net revenue from unrealized performance fees	–	–	–	8,711	–
(+) Income tax from unrealized performance fees	–	–	–	(1,004)	–
(+) Compensation allocated in relation to unrealized performance fees	–	–	–	(3,083)	–
(-) Unrealized gain from GP investment income	(686)	7,564	(8,149)	2,105	2,010
(+) Income tax on unrealized gain from GP investment income	193	(37)	153	(1,785)	26
(-) Unrealized gain from financial income	–	–	–	–	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	13,398	(10,292)	(3,866)	(9,080)	(57,053)
(+) Income tax on contingent consideration	(2,645)	1,611	84	841	9,045
(-) Other unrealized gains[2]	–	–	(99,047)	–	(99,047)
(+) Depreciation and amortization	7,453	8,092	9,133	19,934	25,586
(+) Equity-based compensation	8,101	5,009	5,794	17,437	16,556
(-) Income Taxes on equity-based compensation	(262)	1,096	(135)	(8)	1,205
(+) Equity gain (loss)	(3,609)	(262)	(2,241)	2,588	(3,388)
(+) Dividends received	2,457	2,244	2,180	2,457	6,903
(+) Non-operational expenses including income tax related to realized expense[3]	133	1,811	196	783	2,299
(+) OCI Adjustment[4]	–	2,019	(7,299)	–	(28,287)
(-) Minority Interest	–	(8,101)	(9,390)	–	(24,789)
ADJUSTED DISTRIBUTABLE EARNINGS	**73,092**	**63,317**	**70,993**	**211,157**	**196,547**
TOTAL NET REVENUE FROM SERVICES RENDERED	**241,313**	**279,773**	**313,641**	**717,109**	**868,269**
(-) Net revenue from realized performance fees	(2,986)	(7,345)	(2,440)	(23,117)	(12,675)
(-) Net revenue from unrealized performance fees	–	–	–	8,711	–
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**238,327**	**272,428**	**311,201**	**702,704**	**855,595**

32

See notes and definitions at end of document

VINCI COMPASS

33 Balance Sheet 09/30/2026 06/30/2026 Assets Current assets 245,138 224,968 Cash and cash equivalents 103,859 92,426 Cash and bank deposits 115,881 110,309 Financial instruments at fair value through profit or loss 25,398 22,233 Financial instruments at amortized cost 862,192 852,972 Financial instruments at fair value through profit or loss 220,382 211,615 Trade receivables – – Sub - leases receivable 29,377 20,402 Taxes recoverable 90,023 84,890 Other assets 1,447,112 1,394,847 Total current assets Non - current assets 1,019,908 888,928 Financial instruments at fair value through profit or loss 5,746 5,751 Financial instruments at amortized cost 29,609 27,451 Trade receivables 2,750 2,763 Taxes recoverable 44,028 40,544 Deferred taxes 29,166 34,524 Other receivables 1,131,207 999,961 74,701 71,969 Investments accounted for using the equity method 49,869 49,869 Judicial deposits 71,931 72,079 Property and equipment 124,841 127,571 Right of use - Leases 1,404,508 1,372,438 Intangible assets 2,857,057 2,693,887 Total non - current assets 4,304,169 4,088,734 Total assets 09/30/2026 06/30/2026 Liabilities and equity Current liabilities 12,995 14,102 Trade payables 0 – Financial instruments at fair value through profit or loss 12,775 – Deferred revenue 30,689 29,357 Leases 33,163 38,184 Accounts payable 142,877 101,408 Labor and social security obligations 169,627 163,582 Loans and financing 55,553 42,895 Taxes and contributions payable 457,679 389,528 Total current liabilities Non - current liabilities 3,560 – Accounts payable 116,048 118,854 Leases 3,599 3,525 Labor and social security obligations 696,385 691,183 Loans and financing 3,359 3,275 Deferred taxes 50,274 50,285 Provision for contingencies 673,418 678,810 Retirement plans liabilities 1,546,643 1,545,932 2,004,322 1,935,460 Total liabilities Equity 19 19 Share capital 2,259,642 2,263,114 Additional paid - in capital (258,523) (293,488) Treasury shares 250,253 131,586 Retained earnings (56,617) (52,715) Other reserves 2,194,774 2,048,516 105,073 104,758 Non - controlling interests in the equity of subsidiaries 2,299,847 2,153,274 Total equity 4,304,169 4,088,734 Total liabilities and equity Notes: Numbers may not add up due to rounding.

34 Notes to page 4 1) As of June 30 , 2026 Notes to page 6 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Minority interest comprises the portion of earnings attributable to the non - controlling interest, following Vinci Compass’ acquisitions of controlling stakes in the Verde and BACS transactions . Therefore, results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . 5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . Notes to page 7 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 8 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 10 1) GP investment income comes from proprietary investments made by Vinci Compass in its own private markets’ funds and other funds across Equities and Global IP&S segments . Notes to page 11 1) GP investment income comes from proprietary investments made by Vinci Compass in its own private markets’ funds and other funds across Equities and Global IP&S segments . Notes to page 13 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

35 Notes to page 13 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of September 30 , 2026 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 3 Q' 26 Financial Statements filed within the SEC on November 12 , 2026 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of September 30 , 2026 . For more detail, please see the Financial Statements filed within the SEC on November 12 , 2026 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 3 Q' 26 Financial Statements filed within the SEC on November 12 , 2026 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 17 1) Upfront fees are one - time fees charged for TPD Alternative commitments . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans and Vinci Retirement Services . 4) Fee - Earning Assets Under Management Ex - Upfront considers the FEAUM only from the funds which collect recurring management fees . Notes to page 24 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 25 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

36 Notes to page 26 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 27 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 28 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency . 2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 2 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the “Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 2 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 3 Q’ 26 . 6) Track record for MAV strategy is presented as of 3 Q’ 26 . 7) Track record for Lacan strategy is presented as of 3 Q’ 26 . 8) Track record for FIP Infra is presented as of 3 Q’ 26 . 9) Track record for VIAS is presented as of 2 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 10) Total commitments for VICC are presented as of 2 Q’ 26 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 11) Track record for VFDL is presented as of 3 Q’ 26 . 12) Track record for Vinci Credit Infra is presented as of 3 Q’ 26 . Notes and Definitions (cont’d)

37 Notes to page 29 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 5606 , as of November 11 , 2026 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of September 30 , 2026 , Public Float was comprised of 16 , 130 , 092 Class A common shares . Notes to page 31 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . It also includes the Galeão indemnification, net of taxes and associated expenses, recognized as unrealized income in the 3 Q’ 26 . The gain is expected to be realized and reflected in Distributable Earnings in the 4 Q’ 26 . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 32 1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 2) Refers to the Galeão indemnification gain, net of taxes and associated expenses, recognized as unrealized income in the 3 Q’ 26 . The gain is expected to be realized and reflected in Distributable Earnings in the 4 Q’ 26 . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

38 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus ( i ) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s six segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

39 • “ AuM ” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

40 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

41 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL